SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated December 6, 2017 - Neovasc Reducer Featured in Live Case at ICI 2017

Document 1

Neovasc Reducer Featured in Live Case at ICI 2017

- Clinical updates for both Reducer™ and Tiara™ also presented at premier event -

NASDAQ, TSX: NVCN

VANCOUVER, Dec. 6, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today reported its Neovasc Reducer™ ("Reducer") medical device was featured in a "live case" broadcast at the 2017 Innovations in Cardiovascular Interventions (ICI) conference held in Tel Aviv, Israel.  In the live case broadcast to the conference from the Soroka University Medical Center in Beersheba Israel, Drs. Koifman and Bazan successfully implanted a Reducer in the coronary sinus of a patient suffering from very poor quality of life due to refractory angina pectoris, chest discomfort felt with even minimal effort, despite previous bypass surgery and multiple stent implantations.

The minimally invasive procedure took approximately 15 minutes to complete, and was uneventful. The live Reducer case was broadcast following a scientific presentation describing current available clinical data supporting the use of the Reducer as a safe and effective therapy for patients with refractory angina pectoris. The scientific presentation was given by Dr. Konigstein from the Cardiovascular Research Foundation (CRF).

"Since launching Reducer in 2015, clinical interest has consistently grown across Europe and the product is now used in more than 80 medical centers," commented Neovasc CEO, Alexei Marko. "With no other alternatives to treat this patient population, Reducer's safe and straight-forward procedure along with clear patient benefit is fueling its increasing popularity among interventional cardiologists for their patients with refractory angina."

The Company's REDUCER-I Observational Study is collecting long term data from European patients implanted with the Reducer. Currently more than 130 patients have been enrolled in 18 centers across Europe. Enrollment in this study will continue up to 400 patients.

Also during the ICI conference, a clinical update on the Tiara™ ("Tiara") trans catheter mitral valve replacement was presented by Dr. Shmuel Banai. To date, 42 patients have been implanted with Tiara.  The 30-day survival rate for the first 37 patients (those treated more than 30 days ago) is 33 of 37 or 89%.  There have been 20 Tiara implantations so far in 2017, with 100% technical success achieved and a 93% 30-day survival rate for the 15 patients who were implanted more than 30 days ago.

"Tiara's Clinical enrolment rate is gaining momentum with 8 implantations in the last 2 months, 6 of which were patients enrolled in the CE-Mark Tiara II study. We continue to be very encouraged by the performance of Tiara.  Implantations are typically completed quickly and without complications, even by new operators, and in most cases result in the complete elimination of mitral regurgitation.  We are looking forward to continuing to expand and accelerate this important program," added Alexei Marko.

In a separate matter, the Company reports that it has paid in full the damages award mandated by the court in the litigation with CardiAQ Valve Technologies, Inc. and that the associated General Security Agreement has been terminated.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve.  Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe.  Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

About ICI 2017
The Innovations in Cardiovascular Interventions (ICI) conference was held December 3-5, 2017 at the David Intercontinental Hotel in Tel Aviv, Israel. This acclaimed forum for interventional cardiologists, entrepreneurs and the cardiovascular industry focuses on innovative technology and therapies and covers all stages of the innovation process, from the bench to the patient bedside. For more information, visit 2017.icimeeting.com.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Reducer, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning clinical interest in its products, the performance of the Reducer and Tiara, and the anticipated timing for and enrolment in its European trial for Tiara and REDUCER-I Observational Study. Words and phrases such as "increasing", "intends",  "expects", "considering", "continue", "looking forward" and "will", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the Warrants and Notes, offered pursuant to the November 2017 public offering of units and private placement of senior secured convertible notes and warrants (the "Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to it being more expensive for the Company to raise capital in the future and dilution to investors; risks relating to the Company's Common Share price being volatile; risks relating to the sale of a significant number of Common Shares; risks relating to the restrictions on the Company entering into certain transactions; risks relating to the exercise of Warrants or conversion of Notes offered pursuant to the Financings, which may encourage short sales by third parties; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build the Company's in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and the Company's industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve the Company's business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" sections of the Company's Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, each of which is included in its Annual Report on Form 40-F, and the Company's Management Discussion and Analysis for the third quarter of 2017 (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/06/c6039.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 06-DEC-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 6, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer